UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 3)1

KVH Industries, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

482738101

(CUSIP Number)

STEVE WOLOSKY, ESQ.

ELIZABETH GONZALEZ-SUSSMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

June 17, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

_______________

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Opportunities Fund, LP – Series One*
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,939
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

PN

_____________

* This Series One is part of a series of VIEX Opportunities Fund, LP, a series limited partnership.

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities Fund II, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		267,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

267,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		800,939
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

800,939
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

800,939
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Special Opportunities GP II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		267,658
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

267,658
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

267,658
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

VIEX Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,597
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IA

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Eric Singer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		1,068,597
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

1,068,597
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,068,597
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.8%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

John Mutch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		10,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

10,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

10,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Bradley L. Radoff
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		260,000
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

260,000
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

260,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.4%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Peter T. Shaper
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		18,500
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

18,500
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Potomac Capital Partners V, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		427,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

427,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

PN

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Potomac Capital Management V LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

DELAWARE
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		427,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

427,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

OO

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Potomac Capital Management, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW YORK
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		427,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

427,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

427,467
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

CO, IA

CUSIP No. 482738101

1	NAME OF REPORTING PERSON

Paul J. Solit
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

USA
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		5,700
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		427,467
PERSON WITH	9	SOLE DISPOSITIVE POWER

5,700
	10	SHARED DISPOSITIVE POWER

427,467
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

433,167
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%
14	TYPE OF REPORTING PERSON

IN

CUSIP No. 482738101

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”). This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is hereby amended to add the following:

In connection with the conclusion of the Issuer’s 2021 annual meeting of stockholders held on June 17, 2021, the parties to that certain second amended and restated group agreement, dated May 4, 2021 (the “Group Agreement”) agreed to terminate the Group Agreement effective immediately. Accordingly, all Reporting Persons other than the members of VIEX shall no longer be members of the Section 13(d) group and shall cease to be Reporting Persons immediately after the filing of this Amendment No. 3. The Reporting Persons who will remain Reporting Persons subsequent to this filing shall continue filing statements on Schedule 13D with respect to the beneficial ownership of securities of the Issuer to the extent required by applicable law. Each of those remaining Reporting Persons is party to the Joint Filing Agreement, as further described in Item 6.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated in its entirety to read as follows:

The Shares purchased by Series One were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 800,939 Shares beneficially owned by Series One is approximately $9,904,673, including brokerage commissions.

The Shares purchased by VSO II were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 267,658 Shares beneficially owned by VSO II is approximately $2,483,839, including brokerage commissions.

The Shares purchased by Mr. Mutch were purchased with personal funds in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 10,000 Shares beneficially owned by Mr. Shaper is approximately $136,100, excluding brokerage commissions.

The Shares purchased by Mr. Radoff were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 260,000 Shares beneficially owned by Mr. Radoff is approximately $3,217,365, including brokerage commissions.

The Shares purchased by Mr. Shaper were purchased with personal funds in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 18,500 Shares beneficially owned by Mr. Shaper is approximately $249,750, excluding brokerage commissions.

CUSIP No. 482738101

The Shares purchased by Potomac Capital were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 427,467 Shares beneficially owned by Potomac Capital is approximately $4,759,078, including brokerage commissions.

The Shares purchased by Mr. Solit were purchased with personal funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases as set forth in Schedule B, which is incorporated by reference herein. The aggregate purchase price of the 5,700 Shares beneficially owned by Mr. Solit is approximately $56,652, excluding brokerage commissions.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

The disclosure in Item 2 of this Amendment No. 3 is hereby incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) are hereby amended and restated in their entirety to read as follows:

The aggregate percentage of Shares reported owned by each Reporting Person is based upon 18,760,686 Shares outstanding, which is the total number of Shares outstanding as of April 26, 2021 as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on May 5, 2021.

A.	Series One

(a)	As of the close of business on June 22, 2021, Series One beneficially owned 800,939 Shares.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,939

(c)	Series One has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 2.

B.	VSO II

(a)	As of the close of business on June 22, 2021, VSO II beneficially owned 267,658 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,658

(c)	VSO II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2.

CUSIP No. 482738101

C.	VIEX GP

(a)	VIEX GP, as the general partner of Series One, may be deemed the beneficial owner of the 800,939 Shares beneficially owned by Series One.

Percentage: Approximately 4.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 800,939
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 800,939

(c)	VIEX GP has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2.

D.	VSO GP II

(a)	VSO GP II, as the general partner of VSO II, may be deemed the beneficial owner of the 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 267,658
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 267,658

(c)	VSO GP II has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2.

E.	VIEX Capital

(a)	VIEX Capital, as the investment manager to Series One and VSO II, may be deemed the beneficial owner of the (i) 800,939 Shares beneficially owned by Series One and (ii) 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,597
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,597

(c)	VIEX Capital has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2.

CUSIP No. 482738101

F.	Eric Singer

(a)	Mr. Singer, as the managing member of each of VIEX GP, VSO GP II, and VIEX Capital, may be deemed the beneficial owner of the (i) 800,939 Shares beneficially owned by Series One and (ii) 267,658 Shares beneficially owned by VSO II.

Percentage: Approximately 5.8%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 1,068,597
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 1,068,597

(c)	Mr. Singer has not entered into any transactions in the securities of the Issuer since the filing of Amendment No. 2.

G.	John Mutch

(a)	As of the close of business on June 22, 2021, Mr. Mutch beneficially owned 10,000 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 10,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Mutch has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 2.

H.	Bradley L. Radoff

(a)	As of the close of business on June 22, 2021, Mr. Radoff beneficially owned 260,000 Shares.

Percentage: Approximately 1.4%

(b)	1. Sole power to vote or direct vote: 260,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 260,000
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Radoff has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 2.

I.	Peter T. Shaper

(a)	As of the close of business on June 22, 2021, Mr. Shaper beneficially owned 18,500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 18,500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 18,500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Shaper has not entered into any transactions in securities of the Issuer since the filing of Amendment No. 2.

CUSIP No. 482738101

J.	Potomac Capital

(a)	As of the close of business on June 22, 2021, Potomac Capital beneficially owned 427,467 Shares.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 427,467
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 427,467

(c)	The transaction in the securities of the Issuer by Potomac Capital since the filing of Amendment No. 2 is set forth in Schedule B and is incorporated herein by reference.

K.	Potomac Capital GP

(a)	Potomac Capital GP, as the general partner of Potomac Capital GP may be deemed the beneficial owner of the 427,467 Shares beneficially owned by Potomac Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 427,467
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 427,467

(c)	Potomac Capital GP has not entered into any transactions in the securities of the Issuer During the past sixty days. The transaction in the securities of the Issuer on behalf of Potomac Capital since the filing of Amendment No. 2 is set forth in Schedule B and is incorporated herein by reference.

L.	Potomac Capital Management

(a)	Potomac Capital Management, as the investment manager to Potomac Capital, may be deemed the beneficial owner of the 427,467 Shares beneficially owned by Potomac Capital.

Percentage: Approximately 2.3%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 427,467
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 427,467

(c)	Potomac Capital Management has not entered into any transactions in the securities of the Issuer during the past sixty days. The transaction in the securities of the Issuer on behalf of Potomac Capital since the filing of Amendment No. 2 is set forth in Schedule B and is incorporated herein by reference.

CUSIP No. 482738101

M.	Paul J. Solit

(a)	As of the close of business on June 22, 2021, Mr. Solit, as the sole principal and controlling person of each of Potomac Capital Management and Potomac Capital GP, may be deemed the beneficial owner of the (i) 427,467 Shares beneficially owned by Potomac Capital, (ii) 500 Shares held directly by Mr. Solit through his IRA and (iii) 5,200 Shares held in trust for the benefit of Mr. Solit’s children and in Mr. Solit's wife's IRA over which Mr. Solit has sole voting and dispositive power.

Percentage: 2.3%

(b)	1. Sole power to vote or direct vote: 5,700
2. Shared power to vote or direct vote: 427,467
3. Sole power to dispose or direct the disposition: 5,700
4. Shared power to dispose or direct the disposition: 427,467

(c)	Mr. Solit has not entered into any transactions in the securities of the Issuer during the past sixty days. The transaction in the securities of the Issuer on behalf of Potomac Capital since the filing of Amendment No. 2 is set forth in Schedule B and is incorporated herein by reference.

The filing of this Schedule 13D shall not be deemed an admission that the Reporting Persons are, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any securities of the Issuer that he or it does not directly own. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that he or it does not directly own.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On June 22, 2021, the Reporting Persons who will remain Reporting Persons subsequent to the filing of this Amendment No. 3 entered into a Joint Filing Agreement in which such Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibit:

99.1	Joint Filing Agreement, dated June 22, 2021.

CUSIP No. 482738101

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 22, 2021

VIEX Opportunities Fund, LP – Series One

By:	VIEX GP, LLC, its general partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX GP, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities Fund II, LP

By:	VIEX Special Opportunities GP II, LLC, its general partner

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Special Opportunities GP II, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

VIEX Capital Advisors, LLC

By:	/s/ Eric Singer
	Name:	Eric Singer
	Title:	Managing Member

/s/ Eric Singer
Eric Singer, individually and as attorney-in-fact for John Mutch, Bradley L. Radoff and Peter T. Shaper

CUSIP No. 482738101

Potomac Capital Partners V, LP

By:	Potomac Capital Management V LLC

By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Managing Member

Potomac Capital Management V LLC

By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	Managing Member

Potomac Capital Management Inc.

By:	/s/ Paul J. Solit
	Name:	Paul J. Solit
	Title:	President

/s/ Paul J. Solit
Paul J. Solit

CUSIP No. 482738101

SCHEDULE B

Transaction in Securities of the Issuer Since the Filing of Amendment No. 2

Nature of the Transaction	Securities Purchased/(Sold)	Price Per Security($)	Date of Purchase / Sale

Potomac Capital Partners V, LP

Purchase of Common Stock	3,200	12.3790	06/18/2021